Mail Stop 3561

									January 19, 2006


Mr. Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

      Re:	AutoNation, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed February 24, 2005
      File No. 0-13107

Dear Mr. Jackson:

	We have reviewed your response letter filed on January 6,
2006
to our comment letter dated December 20, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statement and Supplementary Data

Consolidated Statements of Cash Flows, page 46

1. We have reviewed your response to comment 1 in our letter dated December 20, 2005. Given the significance of the error in classification of cash flows please amend your filing, as well as your Form 10-Q for the quarterly period ending September 30, 2005, to present cash flows (used)/provided from non-manufacturer lenders in financing activities. Since Rule 5-02(19)(a) of Regulation S-X requires separate and clear display of amounts payable to trade creditors and amounts payable for borrowings, please also revise your balance sheet to reflect non-manufacturer lender payables as borrowings and manufacturer lender payables as trade creditor payables. In addition, please disclose the change in classification of cash flows from non-manufacturer lenders as a correction of an error in accordance with paragraph 37 of APB 20. Further, please also revise your footnote disclosure to further describe the mechanics of your floorplan payable arrangements, including how cash disbursements are processed and if you have discretion to receive cash directly from the lenders.

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 46

2. We have reviewed your response to comment 2 in our letter dated December 20, 2005 and reissue our comment. Please amend your most recent annual and quarterly filings to comply with our previous comment regarding the presentation of discontinued operations in your statements of cash flows.

		As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief



Mr. Michael J. Jackson
AutoNation, Inc.
January 19, 2006
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